Exhibit 99.1

BiondVax’s CEO Provides First Half 2017 General Corporate Update

Ness Ziona, Israel – June 28, 2017 –

BiondVax Pharmaceuticals Ltd. (NASDAQ: BVXV, TASE: BVXV), developer of the Universal Flu Vaccine candidate M-001, today provided a general corporate update of its activities in the first half of 2017.

Ron Babecoff, BiondVax CEO, commented, “The first half of 2017 was exciting and important for BiondVax. Three major events occurred: (1) We welcomed a major strategic investor, Marius Nacht and his aMoon Fund, who currently hold approximately 20% of our company; (2) Israel’s Ministry of Economy approved a grant covering 20% of the construction costs of a commercial scale manufacturing facility; and also significantly advancing our goals, (3) the European Investment Bank (EIB) signed a €20 million non-dilutive funding agreement to support commercial production and Phase 3 trials. I am thrilled that we now have the resources to launch our Phase 3 program towards commercialization.”

Recent Updates

€20 million in non-dilutive funding

●	On June 19, BiondVax signed a significant €20 million (approximately $US 22 million) non-dilutive funding agreement with the European Investment Bank (EIB).
●	The funding will be provided as a zero-percent fixed interest long-term loan, with variable remuneration based on royalties of net sales of BiondVax’s Universal Flu vaccine.
●	BiondVax retains the option to repay the loan and repurchase the royalties at any time.

●	Further details in the joint EIB-BiondVax press release: http://www.biondvax.com/2017/06/european-investment-bank-eib-supports-late-stage-development-and-production-of-biondvaxs-universal-flu-vaccine-candidate-under-horizon-2020-initiative/.

New Patent Allowed in Canada

●	On June 21, BiondVax received notice that its main patent application on the Multimeric Multi-Epitope Polypeptide Influenza Vaccines was allowed in Canada.
●	This allowed patent application is part of a family of over 30 granted patents around the world, covering the multimeric multi-epitope influenza vaccine M-001 and its use for vaccination against influenza in humans.

European Phase 2b Trial Progress and Results Timetable

●	BiondVax’s Phase 2b trial is being conducted as part of the European UNISEC[1] Consortium.
●	This was M-001’s first international trial. In preparation, BiondVax’s manufacturing facilities, processes, and practices achieved European-audited GMP certification, BiondVax gained approval from the EU to conduct clinical trials in Europe, and funds were granted through UNISEC towards the costs of executing the trial.

1 The research has received funding from the European Union Seventh Framework Program (FP7/2007-2013) under grant agreement n°602012.

●	Positive preliminary safety results for the 219 participants were announced in November 2016[2]. Blood sample analysis conducted over the past few months by a member of the Consortium was recently completed. Subsequently, the Consortium informed BiondVax that statistical analysis of the results is expected to begin soon.
●	While progressing, it is important to note that the pace of the analysis is outside of BiondVax’s control and while the results from the trial are expected in the near term, it will be beyond the end of the second quarter of 2017.
●	While the process has taken longer than initially anticipated, it is not unusual when so many partners are involved in a complex project. BiondVax is privileged to be participating in the UNISEC consortium, and pleased to be part of this collaboration.

Commercial Mid-Size Manufacturing Facility

●	We have identified a suitable existing location for our manufacturing plant, and are working with an engineering company on detailed planning.
●	The mid-size factory is planned with annual production capacity of up to 20 million single-doses in syringes, or 40 million doses in bulk.
●	For details, please see http://www.biondvax.com/2017/03/biondvax-approved-for-grant-from-israels-ministry-of-economy-and-industry-to-build-facility-for-commercial-scale-production-of-its-universal-flu-vaccine/.

Strategic Investment by Leading Investor

●	aMoon Fund, part of Angels High Tech Investments, a company fully owned by Marius Nacht, Co-founder and Chairman of Check Point (NASDAQ: CHKP), invested NIS 10.9 million (close to $3 million) in BiondVax, at the then-prevailing market price. Following the transaction aMoon holds approximately 20% of the outstanding shares of the Company.
●	For details, please see http://www.biondvax.com/2017/01/biondvax-receives-us-2-8-million-investment-from-angels-high-tech-investments-ltd/.

About BiondVax Pharmaceuticals Ltd

BiondVax is a clinical phase biopharmaceutical company developing a universal flu vaccine. The vaccine is designed to provide multi-season protection against most seasonal and pandemic human influenza virus strains. BiondVax’s proprietary technology utilizes a unique combination of conserved and common peptides from influenza virus proteins, activating both arms of the immune system for a cross-protecting and long-lasting effect. BiondVax is traded on NASDAQ: BVXV and TASE: BVXV. Please visit www.biondvax.com.

For further information, please contact:

BiondVax

Joshua Phillipson

Business Development Manager

+972-8-930-2529 ext.5105

j.phillipson@biondvax.com

2 http://www.biondvax.com/2016/11/biondvax-phase-2b-trial-preliminary-safety-results-the-universal-flu-vaccine-candidate-is-safe-and-well-tolerated/

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BiondVax Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995. Words such as “expect,” “believe,” “intend,” “plan,” “continue,” “may,” “will,” “anticipate,” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve certain risks and uncertainties reflect the management’s current views with respect to certain current and future events and are subject to various risks, uncertainties and assumptions that could cause the results to differ materially from those expected by the management of BiondVax Pharmaceuticals Ltd. risks and uncertainties include, but are not limited to, the risk that drug development involves a lengthy and expensive process with uncertain outcome, the results of the Phase 2 & 3 trials, delays or obstacles in launching and/or successfully completing our clinical trials, the receipt and timing of approved grant funds, our ability to procure the funds and permits and other governmental authorization for a commercial size manufacturing plant, our ability to satisfy rigorous regulatory requirements, the impact of the global economic environment on the Company customer target base, the adequacy of available cash resource and the ability to raise capital when needed. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2016 filed with the U.S. Securities and Exchange Commission, or SEC, which is available on the SEC’s website, www.sec.gov, and in the Company’s periodic filings with the SEC and the Tel-Aviv Stock Exchange.

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